Duncan Energy Partners L.P.
1100 Louisiana Street, 10th Floor
Houston, Texas 77002
January 25, 2007
Via EDGAR and Facsimile
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Matthew J. Benson

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration No. 333-138371) of Duncan Energy Partners L.P., a Delaware limited partnership (the “Partnership”)
Ladies and Gentlemen:
     Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the Partnership hereby requests that the effectiveness of its Registration Statement on Form S-1 (Registration No. 333-138371) be accelerated so that the Registration Statement will become effective on Tuesday, January 30, 2007 at 9:00 a.m., New York time, or as soon as thereafter practicable. The Partnership hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert comments of the staff of the Commission and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DUNCAN ENERGY PARTNERS L.P.

By:	DEP Holdings, LLC,
its General Partner

By:	/s/ Richard H. Bachmann

Richard H. Bachmann
President and Chief Executive Officer